Exhibit 99.1

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-09-03

PRESS RELEASE

Tele2 files Form 15F and deregisters with the SEC

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) announces that it will file a Form 15F and deregister from the United States Securities and Exchange Commission (“SEC”).

To reduce financial reporting complexity and administrative costs, Tele2 will today voluntarily file a Form 15F with the SEC to terminate its reporting obligations under Section 15(d) of the US Securities Exchange Act of 1934. Upon filing Form 15F, Tele2’s reporting obligations will be immediately suspended and the deregistration will be effective 90 days after the filing.

Tele2’s shares will continue to trade on Nasdaq Stockholm, and Tele2 will continue to meet its Swedish disclosure obligations. All of Tele2’s reporting can be found on its website at https://www.tele2.com/investors.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Marcus Lindberg, Head of Investor Relations, Phone: +46 73 439 25 40

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an underlying EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com